UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53965 / June 9, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12254

In the Matter of **INTERNATIONAL BIOCHEMICAL INDUSTRIES, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission"), having issued on April 4, 2006, an Order Instituting Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against International Biochemical Industries, Inc. ("IBCL" or "Respondent"), now deems it necessary and appropriate for the protection of investors that an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order") be issued against Respondent.

II.

In response to the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.	IBCL, CIK 1059623, is a Georgia corporation headquartered in Norcross, Georgia, and was in the business of developing, marketing, and selling antimicrobial products, including an anthrax-remediation product.

B.	IBCL's common stock (symbol "IBCL") is registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") and is quoted on the Pink Sheets. The company has filed annual and quarterly reports on Forms 10-KSB and 10-QSB.

C.	IBCL has not filed any reports with the Commission since March 3, 2003, when it filed an amended Form 10-QSB for the quarter ended December 31, 2002.

D.	IBCL has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission by failing to file Forms 10-KSB and 10-QSB for the years ended June 30, 2003, June 30, 2004 and June 30, 2005 and for the quarters ended March 31, 2003, September 30, 2003, December 31, 2003, March 31, 2004, September 30, 2004, December 31, 2004, March 31, 2005, September 30, 2005 and December 31, 2005.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary